UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 12, 2015, and entitled “Orbotech Announces Fourth Quarter and Full Year 2014 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheets.

3.	Registrant’s Condensed Consolidated Statements of Income.

4.	Registrant’s Condensed Consolidated Statements of Cash Flows.

5.	Registrant’s Reconciliation of GAAP to non-GAAP Results from Continuing Operations.

6.	Registrant’s Reconciliation of GAAP Net Income to Adjusted EBIDTA for the Year and Three Month Periods ended December 31, 2014.

*    *    *    *    *    *

Except as set forth below, the information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR 2014 RESULTS

2014 fourth quarter highlights

•	Revenues of $197 million, up 62% from the fourth quarter 2013, or 14.6% ‘organically’
•	Non-GAAP EPS of $0.51 (diluted); GAAP EPS of $0.31 (diluted)
•	Cash generated from operations of $23.4 million

2014 full year highlights

•	Record revenues of $583 million, up 32% from 2013
•	Non-GAAP EPS of $1.48 (diluted); GAAP EPS of $0.83 (diluted)
•	Cash generated from operations of $51.4 million

2015 first quarter guidance

•	Revenues range: $180 million to $185 million
•	Gross margin: between 43% and 44%.

YAVNE, ISRAEL, FEBRUARY 12, 2015 | ORBOTECH LTD. (NASDAQ: ORBK) Orbotech Ltd. today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2014. These results reflect the contribution of the Company’s Semiconductor Device Division (“SDD”) for the entire fourth quarter and, for the full year, from August 7, 2014 (the acquisition date of SPTS Technologies Group Limited (“SPTS”)).

Commenting on the results, Asher Levy, Chief Executive Officer, said: “We are pleased to report solid results for the fourth quarter, concluding a strong and transformational year for Orbotech.”

Mr. Levy added: “2014 was a turning point for Orbotech, reflecting our uncompromising commitment to deliver on the growth strategy that we had marked out in 2013. We consequently achieved record annual revenues. While we faced softness in the Printed Circuit Board industry, we enjoyed strong growth in our Flat Panel Display business and a substantial contribution from the accretive acquisition of SPTS. We also remained focused on innovation, launching four significant new products in the latter part of the year: the next generation direct imaging solution for the printed circuit board industry, as well new automated optical inspection, testing and repair solutions for the flat panel display industry. We enter 2015 as a significantly larger scale, and more diversified and geographically balanced company, all of which reinforces our confidence in our ability to capitalize on the opportunities that lie ahead and to become a key enabler for the future production of consumer electronic devices.”

Revenues for the fourth quarter of 2014 totaled $197.5 million. Revenues - other than from the Company’s semiconductor business - totaled $140.1 million, up 14.6% from $122.2 million in the fourth quarter of 2013. Revenues for the full year of 2014 totaled $582.7 million, or $472.1 million excluding the Company’s SDD, up 7.3% from the $440.0 million recorded in the full year of 2013. Prior to its acquisition, SPTS generated $76.0 million in revenues during 2014, and recorded $186.0 million in revenues for the full year of 2014, all on a U.S. GAAP basis.

In the Company’s Production Solutions for Electronics Industry segment, sales of equipment to the PCB industry were $39.6 million in the fourth quarter of 2014, compared with $45.3 million in the fourth quarter of 2013; sales of equipment to the FPD industry were $57.5 million in the fourth quarter of 2014, an increase of 54.6% compared with $37.2 million in the fourth quarter of 2013; and sales of equipment to the semiconductor industry were $43.0 million. Sales in the Company’s other segments totaled $3.3 million in the fourth quarter of 2014, compared with $1.7 million in the fourth quarter of 2013. In addition, service revenue for the fourth quarter of 2014 was $54.1 million, up from $38.0 million in the fourth quarter of 2013.

Gross profit and gross margin in the fourth quarter of 2014 were $84.9 million and 43.0%, respectively, compared with $54.3 million and 44.4%, respectively, in the fourth quarter of 2013. Gross profit and gross margin for the full year of 2014 were $253.2 million and 43.4%, respectively, compared with $191.5 million and 43.5%, respectively, for the full year of 2013.

GAAP net income for the fourth quarter of 2014 was $13.1 million, or $0.31 per share (diluted), up from GAAP net income of $12.6 million, or $0.30 per share (diluted), for the fourth quarter of 2013. GAAP net income for the full year of 2014 was $35.4 million, or $0.83 per share (diluted), compared with GAAP net income of $40.0 million, or $0.92 per share (diluted), for the full year of 2013. GAAP net income in 2014 was negatively impacted by increased finance expenses associated with the $300 million of debt incurred to finance the acquisition of SPTS in August 2014, an increase in amortization of intangible assets and other acquisition-related expenses.

Adjusted EBITDA and adjusted EBITDA margin for the fourth quarter of 2014 were $30.1 million and 15.4%, respectively, up from $18.7 million and 15.3%, respectively, for the fourth quarter of 2013. Adjusted EBITDA and adjusted EBITDA margin for the full year of 2014 were $88.3 million and 15.2%, respectively, up from $64.7 million and 14.7%, respectively, for the full year of 2013.

Non-GAAP net income and Non-GAAP net income margin for the fourth quarter of 2014 were $21.9 million and 11.1%, respectively, compared with $14.6 million and 11.9%, for the fourth quarter of 2013, and to $22.6 million and 13.5% for the third quarter of 2014. As disclosed in the Company’s third quarter earnings release, non-GAAP net income in the third quarter of 2014 was positively affected by the acquisition timing issues. The extent of that impact was approximately $7.3 million. Non-GAAP net income and Non-GAAP net income margin for the full year of 2014 were $63.2 million and 10.8%, respectively, compared with $47.5 million and 10.8%, for the full year of 2013, respectively.

Non-GAAP earnings per share (diluted) for the fourth quarter of 2014 were $0.51, compared with $0.34 per share (diluted), for the fourth quarter of 2013, and to $0.53 for the third quarter of 2014. Non-GAAP EPS in the third quarter of 2014 was positively affected by $0.17 by the acquisition timing issues as discussed above. Non-GAAP earnings per share (diluted) for the full year of 2014 were $1.48, up from $1.10 per share (diluted), for the full year of 2013.

A reconciliation of each of the Company’s non-GAAP measures to the comparable GAAP measure is included at the end of this press release.

As of December 31, 2014 the Company had cash, cash equivalents, short-term bank deposits and marketable securities of approximately $162 million, and debt of approximately $300 million. The Company generated cash from operations of $23.4 million in the fourth quarter of 2014.

First Quarter Guidance

The Company expects that for the first quarter of 2015, revenues will be in the range of $180 million to $185 million and gross margin will be between 43% and 44%.

Conference Call

An earnings conference call for the Company’s fourth quarter and full year 2014 results is scheduled for today, February 12, 2015 at 9:00 a.m. EST. The dial-in number for the conference call is 1-212-519-0824 or (US toll-free) 800-988-9689, and a replay will be available on telephone number +1-402-280-1660 or (US toll-free) 800-835-8066 until February 25, 2015. The pass code is Q4. A live webcast of the conference call can also be heard by accessing the Company’s website here: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-calendar. The webcast will remain available for one year here: http://investors.orbotech.com/phoenix.zhtml?c=71865&p=irol-audioArchives

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ: ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Today, virtually every electronic device is produced using Orbotech technology. For more information visit www.orbotech.com. The corporate website is not incorporated herein by reference and is included as an inactive textual reference only.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, timing and extent of achieving the anticipated benefits of the acquisition of SPTS,; Orbotech’s ability to effectively integrate and operate SPTS’s business, the timing, terms and success of any strategic or other transaction, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and each of its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the timing for a verdict in the ongoing appeal of the criminal matter and ongoing investigation in Korea, the final outcome and impact of this matter, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U. S. dollars in thousands

(Unaudited)

	December 31
	2014	2013
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and restricted cash	$146,367	$161,155
Short-term bank deposits	10,000	38,650
Marketable securities		5,265
Accounts receivable:
Trade	248,071	198,203
Other	39,076	31,546
Deferred income taxes	8,213	8,094
Inventories	157,030	93,938

Total current assets	608,757	536,851

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	5,890	13,106
Funds in respect of employee rights upon retirement	9,755	11,024
Deferred income taxes	13,067	15,130
Equity method investee and other recievable	8,926	9,911
Deferred financing costs	7,470

	45,108	49,171

PROPERTY, PLANT AND EQUIPMENT, net	55,580	27,715

GOODWILL	179,445	12,444

OTHER INTANGIBLE ASSETS, net	145,082	10,401

Total assets	1,033,972	636,582

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	$2,636
Accounts payable and accruals:
Trade	64,683	43,663
Other	81,747	55,482
Deferred income	38,008	24,854

Total current liabilities	187,074	123,999
LONG-TERM LIABILITIES:
Long-term loan	293,851
Liability for employee rights upon retirement	22,763	25,845
Deferred income taxes	20,185	2,406
Other tax liabilities	13,218	17,178

Total long-term liabilities	350,017	45,429

Total liabilities	537,091	169,428

EQUITY:
Share capital	2,163	2,124
Additional paid-in capital	293,056	281,159
Retained earnings	303,950	268,570
Accumulated other comprehensive income (loss)	(1,980)	409

	597,189	552,262
Less treasury shares, at cost	(99,539)	(84,946)

Total Orbotech Ltd. shareholders’ equity	497,650	467,316
Non-controlling interest	(769)	(162)

Total equity	496,881	467,154

Total liabilities and equity	$1,033,972	$636,582

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2014	2013	2014	2013
Revenues	$582,746	$439,995	$197,491	$122,235
Cost of revenues	329,553	248,455	112,614	67,948

Gross profit	253,193	191,540	84,877	54,287

Operating expenses:

Research and development, net	88,651	69,573	28,045	18,601
Selling, general and administrative	96,169	75,948	32,426	22,172
Equity in earnings of Frontline	(5,769)	(5,553)	(1,028)	(1,584)
Amortization of intangible assets	19,235	4,041	8,805	1,011

Total operating expenses	198,286	144,009	68,248	40,200

Operating income	54,907	47,531	16,629	14,087
SPTS acquistion costs	6,761
Financial expenses (income) - net	9,046	1,191	5,232	139

Income before taxes on income	39,100	46,340	11,397	13,948

Taxes on income (tax benefit)	3,419	6,927	(1,660)	1,493
Share in losses of equity method investee	417	252	102	69

Net income	35,264	39,161	12,955	12,386
Net income (loss) attributable to the non-controlling interests	(116)	(840)	(167)	(228)

Net income attributable to Orbotech Ltd.	$35,380	$40,001	$13,122	$12,614

Basic earnings per share	$0.85	$0.94	$0.31	$0.30

Diluted earnings per share	$0.83	$0.92	$0.31	$0.30

Weighted average number of shares (in thousands) used in computation of:
Basic earnings per share	41,703	42,571	41,707	41,858
Diluted earnings per share	42,757	43,253	42,626	42,692

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$35,264	$39,161	$12,955	$12,386
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30,333	13,261	12,616	3,546
Compensation relating to equity awards granted to employees and others - net	3,192	3,182	822	869
Increase (decrease) in liability for employee rights upon retirement, net	(1,553)	624	(77)	64
Long- term loans discount amortization	237		119
Deferred financing costs amortization	612		308
Deferred income taxes	1,253	(1,558)	(961)	171
Amortization of premium and accretion of discount on marketable Securities, net	656	554	84	242
Equity in earnings of Frontline, net of dividend received	468	446	572	(285)
Other	1,242	268	693	(137)
Loss from sales of marketable securities	339
Decrease (increase) in accounts receivable:
Trade	(17,440)	(33,721)	(9,643)	(13,931)
Other	(2,075)	(2,954)	484	65
Increase (decrease) in accounts payable and accruals:
Trade	2,140	11,377	(10,042)	6,436
Deferred income and other	10,672	15,511	13,884	3,532
Decrease (increase) in inventories	(13,984)	(190)	1,546	(1,001)

Net cash provided by operating activities	51,356	45,961	23,360	11,957

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(12,500)	(12,978)	(3,754)	(2,772)
Withdraw (placement) of bank deposits	28,650	(35,636)	4,000	4,363
Purchase of marketable securities	(15,152)	(9,936)	(66)	(7,760)
Redemption of marketable securities	26,586	6,037		4,377
SPTS net of cash acquired	(375,061)
Investment in equity method investee	(250)	(2,250)
Proceeds from disposal of property, plant and equipment	15	39		39
Increase in funds in respect of employee rights upon retirement	(260)	(262)	(193)	(76)

Net cash provided by investing activities	(347,972)	(54,986)	(13)	(1,829)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loan, net of $8 millions financing costs	288,918
Repayment of long-term bank loan	(750)	(64,000)	(750)	(8,000)
Short term bank loan			(6,000)
Employee stock options exercised	8,253	3,312	1,251	1,176
Acquisition of treasury shares	(14,593)	(25,795)		(4,965)

Net cash provided by (used in) financing activities	281,828	(86,483)	(5,499)	(11,789)

Net increase (decrease) in cash and cash equivalents	(14,788)	(95,508)	17,848	(1,661)
Cash and cash equivalents at beginning of period	161,155	256,663	128,519	162,816
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$146,367	$161,155	$146,367	$161,155

ORBOTECH LTD.

RECONCILIATION OF GAAP TO NON-GAAP RESULTS FROM CONTINUING OPERATIONS

U.S. dollars in thousands (except per share data)

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2014	2013	2014	2013
Reported operating income on GAAP basis	$54,907	$47,531	$16,629	$14,087
Equity based compensation expenses	3,192	3,182	822	873
Amortization of intangible assets	19,235	4,041	8,805	1,011

Non-GAAP operating income	$77,334	$54,754	$26,256	$15,971

Reported net income attributable to Orbotech Ltd. on GAAP basis	$35,380	$40,001	$13,122	$12,614
Equity- based compensation expenses	3,192	3,182	822	873
Amortization of intangible assets	19,235	4,041	8,805	1,011
Tax adjustments re non-GAAP adjustments	(1,823)		(935)
SPTS Acquisition costs	6,761	0	0	0
Share in losses of associated company	417	252	102	69

Non-GAAP net income	$63,162	$47,476	$21,916	$14,567

Non-GAAP earnings per diluted share	$1.48	$1.10	$0.51	$0.34

Shares used in earnings per diluted share calculation-in thousands	42,757	43,253	42,626	42,692

ORBOTECH LTD.

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

FOR THE YEAR AND THREE MONTH PERIODS ENDED DECEMBER 31, 2014

(Unaudited)

	12 months ended December 31		3 months ended December 31
	2014	2013	2014	2013
Net income attributable to Orbotech Ltd. on GAAP basis	$35,380	$40,001	$13,122	$12,614
Minority interest and equity losses	301	(588)	(65)	(159)
Tax expenses	3,419	6,927	(1,660)	1,493
Financial expenses	9,046	1,191	5,232	139
Depreciation and amortization	30,333	13,261	12,616	3,546
Equity- based compensation expenses	3,192	3,182	822	869
SPTS acquisition costs	6,761	0	0	0

ADJUSTED EBITDA	$88,432	$63,974	$30,067	$18,502

Non-GAAP Financial Measures

Non-GAAP net income, non-GAAP net income from continuing operations and non-GAAP net income from continuing operations per share detailed in the Reconciliation exclude charges, income or losses, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization and impairment of intangibles and acquisition costs; (iii) discontinued operations; (iv) restructuring charges; and/or (v) share in losses of associated company. Management uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. These measures are not in accordance with GAAP and may differ from non-GAAP methods of accounting and reporting used by other companies. Orbotech believes that these measures enhance investors’ ability to review the Company’s business from the same perspective as the Company’s management and facilitate comparisons with results for prior periods. The presentation of this additional non-GAAP information should not be considered in isolation or as a substitute for net income; net income attributable to Orbotech Ltd. or earnings per share prepared in accordance with GAAP, and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. The reasons why management uses these measures, the usefulness of these measures and the material limitations on the usefulness of these measures are set forth below. For a qualification of the adjustments made to comparable GAAP measures, please see the Reconciliation.

To supplement the Company’s financial results presented on a GAAP basis, the Company uses the non-GAAP measures indicated in the Reconciliation, which exclude equity based compensation expenses, amortization of intangible assets, share in losses/profits of associated companies and impairment and restructuring charges, as well as certain financial expenses and non-recurring income items that are believed to be helpful in understanding and comparing past operating and financial performance with current results. However, the non-GAAP measures presented are subject to limitations as an analytical tool because they exclude certain recurring items (such as, equity compensation and amortization of intangible assets) as described below. Accordingly, these non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Management regularly utilizes supplemental non-GAAP financial measures internally to understand, manage and evaluate the Company’s business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods.

The effect of equity-based compensation expenses has been excluded from the non-GAAP measures. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity-based compensation expenses will recur in future periods.

The effects of amortization of intangible assets have also been excluded from the measures. This item is inconsistent in amount and frequency and is significantly affected by the timing and size of acquisitions. Investors should note that the use of intangible assets contributed to revenues earned during the periods presented and will contribute to future period revenues as well. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses.

Adjusted EBITDA is also a non-GAAP financial measure. The Company defines adjusted EBITDA as net income attributable to Orbotech Ltd., in addition to the items described above, further adjusted to exclude tax on income, financial expenses (income)–net and depreciation. The Company presents adjusted EBITDA because it considers it to be an important supplemental measure and believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in Orbotech’s industry. The presentation of adjusted EBITDA is not based on the definition in the credit agreement governing the term loan incurred in connection with the SPTS acquisition. Although the Company believes its presentation of adjusted EBITDA is useful, its adjusted EBITDA measure may not be comparable to similarly titled measures presented by other companies.

For more information about all of the foregoing items, see the Reconciliation and the Company’s Annual Report on Form 20-F filed with the SEC for the year ended December 31, 2013, its Form 6-K filed with the SEC on July 15, 2014, and other SEC filings.

Company Contact:
Anat Earon-Heilborn	Ann Michael
Director of Investor Relations	Senior Corporate Marketing Communications Manager
Orbotech Ltd	Orbotech Ltd
Tel: +972-8-942 3582	Tel: +972-8-942 3148
anat.earon-heilborn@orbotech.com	ann.michael@orbotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: February 17, 2015